

Michael Lee, CFA · 3rd

Nyoobe

Founder, Investor, Strategy, Vision, Motivation

Jacksonville, Florida · 500+ connections · Contact info

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Experience

Board Member/Founder
Nyoobe

Oct 2017 – Present · 2 yrs 9 mos

Investor
LongStreet Capital
Jun 2010 – Present · 10 yrs 1 mo
Jacksonville, Florida Area



Contributor
Seeking Alpha
Jul 2014 – Present · 6 yrs



Michael Lee -
Contributor



Trustee and Career Chair
Atlanta Society of Finance and Investment Professionals - ASFIP
Oct 2014 – Apr 2018 · 3 yrs 7 mos
Greater Atlanta Area



Sr Analyst
Wildermuth Advisory
Nov 2015 – Mar 2018 · 2 yrs 5 mos
Alpharetta georgia

Managed sourcing, due diligence and anaysis for Wildermuth Asset Management public equity strategies - Dividend, Growth, Equity Commodity and Small/Mid Cap.

Managed sourcing, due diligence and analysis for the multi-asset strategy Wildermu ...see mor

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Education



The University of Georgia
Bachelor's degree, Information Systems, General
1997 – 2000



University of Georgia - Terry College of Business
Bachelor's Degree, Finance
1997 – 2000

Licenses & Certifications



PADI Divemaster
PADI
Issued Aug 1996 · No Expiration Date



Chartered Financial Analyst®
CFA Institute

Volunteer Experience



Family Selection Committee
Habitat for Humanity International
Poverty Alleviation

Skills & Endorsements

Investment Strategies · 22

Adam Smith and 21 connections have given endorsements for this skill

Equities · 20

 Endorsed by **Stephen Davenport, CFA, who is highly skilled at this**

Investments · 17

 Endorsed by **Stephen Davenport, CFA, who is highly skilled at this**

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